4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ADOPTS SHAREHOLDER RIGHTS PLAN

WINNIPEG, Manitoba – (August 25, 2005) Medicure Inc. (the ”Company”) (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company is pleased to announce that it has adopted a shareholder rights plan (the "Rights Plan") designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company. The Rights Plan is designed to give the Company’s shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company’s Board of Directors time to consider alternatives that allow the Company’s shareholders to receive full and fair value for their common shares.

Pursuant to the Rights Plan, each holder of record of the outstanding common shares of the Company at 5:00 p.m. (CDT) on August 25, 2005 will be issued one right per common share. The rights will trade with the common shares and be represented by the certificates representing common shares.

Although the Rights Plan is effective immediately, it is subject to regulatory approval and ratification by the Company’s shareholders within six months from the effective date. The Rights Plan will be submitted to the shareholders of the Company for confirmation at an annual and special meeting of the shareholders of the Company scheduled for October 25, 2005, at 11:30 a.m. in Montréal, Québec. A copy of the Rights Plan will be posted on the website of the Company at the website address listed below.

The Rights Plan is similar to shareholder rights plans adopted by numerous other Canadian corporations. Neither the Board nor senior management of the Company is aware of any current, pending or threatened take-over bid for the Company.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs

  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com